Mail Stop 04-06

      April 4, 2005

Via facsimile to (954) 660-6561 and U.S. Mail

Mr. Gerard A. Herlihy
Chief Financial Officer
Splinex Technology Inc.
550 W. Cypress Creek Road, Suite 410
Fort Lauderdale, FL  33309

Re:   	Splinex Technology Inc.
      Item 4.01 Form 8-K filed on February 2, 2005
      Form 10-QSB for the quarter ended December 31, 2004
      File No. 333-116817

Dear Mr. Herlihy:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on February 2, 2005

1. Tell us and disclose when the material weaknesses were identified, when the material weaknesses are believed to have begun, by whom they were identified and when they were first communicated.

2. Revise to specifically state whether any committee of the board of directors, or the board of directors, discussed the subject matter of the reportable events with the former accountant. See Regulation
S-B
Item 304(a)(1)(iv)(D).

3. Provide us with any letter or written communication to and from the former accountants regarding the material internal control weakness, to management or the Audit committee.

Form 10-QSB for the quarter ended December 31, 2004

We monitored your Form 10-QSB solely related to the matters below.

Item 3 - Controls and Procedures, Page 20

4. We note your statement that "any controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance of achieving the desired control objectives" and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective and were operating at the reasonable assurance level. Tell us, and revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, all references to the level of assurance of your disclosure controls and procedures may be removed from your disclosures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

5. We note that in your Form 8-K filed on February 2, 2005, you identify nine reportable conditions that were deemed to be material weaknesses. We also note the disclosure of changes in internal controls over financial reporting. In light of the fact that a material weakness appears to have existed, tell us in reasonable detail, the basis for your officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

      ********

       Please amend your filings and respond to these comments within
5 business days or tell us when you will provide us with a response.
You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

********

      Any questions regarding the above should be directed to me at
(202) 942-1987, or in my absence, to Robert Benton at (202) 942-
1811.

Sincerely,


Tamara Tangen
      Staff Accountant


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Splinex Technology Inc.
April 4, 2005
Page 3